SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D/A
                      (Amendment No. 1)

          Under the Securities Exchange Act of 1934

               SCIENTIFIC INDUSTRIES, INC.
________________________________________________________________________
                     (Name of Issuer)

           Common Stock, Par Value $0.05 Per Share
________________________________________________________________________

            (Title of Class of Securities)

                     808757 10 8
________________________________________________________________________
                    (CUSIP Number)

                   Roger B. Knowles
                   c/o Scientific Industries, Inc.
                   70 Orville Drive
                   Bohemia, New York 11716
                   (631) 567-4700
________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                     December, 1992
________________________________________________________________________
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.	[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
_______________________________________________________________________
CUSIP NO. 808757 10 8                       PAGE 2 OF 4 PAGES----------
_______________________________________________________________________
1  NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Roger B. Knowles
_______________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
(SEE INSTRUCTIONS)                                              (B) [ ]
_______________________________________________________________________
3  SEC USE ONLY
_______________________________________________________________________
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
	PF
_______________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(D) OR 2(E)                                                 [ ]
_______________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.
_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
	-14,210-

8  SHARED VOTING POWER
	-0-

9  SOLE DISPOSITIVE POWER
	-14,210-

10 SHARED DISPOSITIVE POWER
	-0-
______________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-14,210-
______________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)                                         [X]*
______________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	(less than 5%)
______________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

This Amendment No. 1 to the undersigned's Schedule 13D, dated August 27, 1992, with regard to Scientific Industries, Inc.
(the "Company"), is filed as of December, 1992, the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock, par value $0.05 per share, of the Company.

ITEM 5.	INTEREST IN THE SECURITIES OF THE COMPANY.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the common stock, par value $0.05 per share (the "Common Stock"), of the Company, in December, 1992, at which time he transferred 44,158 shares of Common Stock to his wife, Arlene Knowles, who has sole voting and dispositive power with respect to such transferred shares.



                           SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 30, 2002

                                     /s/ Roger B. Knowles
                                     ____________________
                                     ROGER B. KNOWLES

___________________

* Excludes 1,337 shares of common stock, par value $0.05 per share, of Scientific Industries, Inc. owned by a trust of which Mr. Knowles is a trustee, beneficial ownership of which he disclaims.